September 1, 2017

VIA EDGAR & OVERNIGHT MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Division of Corporation Finance, Office of Healthcare and Insurance

Re: NuCana plc (formerly NuCana BioMed Limited)

Amendment No. 1 to

Draft Registration Statement on Form F-1

Submitted August 4, 2017

CIK No. 0001709626

Ladies and Gentlemen:

We are submitting this letter on behalf of NuCana plc (formerly NuCana BioMed Limited) (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 16, 2017 (the “Comment Letter”) from the Division of Corporation Finance, Office of Healthcare and Insurance, to Hugh Griffith, Chief Executive Officer of the Company, relating to the above-referenced Amended Draft Registration Statement. In conjunction with this letter, the Company is publicly filing its registration statement on Form F-1 (the “Registration Statement”) to the Commission.

For convenient reference, we have set forth below in italics each of the Staff’s comments set forth in the Comment Letter and have keyed the Company’s responses to the numbering of the comments and the headings used in the Comment Letter. All of the responses are based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz Levin”) by representatives of the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement. Page numbers referred to in the responses reference the applicable pages of the Registration Statement.

We are providing by overnight delivery to your attention five courtesy copies of this letter and copies of the Registration Statement that have been marked to show changes from the Draft Registration Statement.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 1, 2017

Overview, page 1

Comment 1: We note your response to prior comment 2. However, the current Summary disclosure creates the impression that the FDA is likely to approve your candidate based on these early trials even though the results “may not meet the level of statistical significance required by the FDA or comparable regulatory authorities for marketing approval.” Therefore, while we will not object if you discuss the control rates in the business section with proper context, the Summary discussion is inappropriate. Please revise accordingly.

Response 1:

In response to the Staff’s comment, the Company has revised page 1 in the “Summary” section of the Registration Statement (i) to replace the specific disease control rate percentages stated with the more qualitative statements that the disease control rates were high and (ii) to add an express statement that results generated in these first-in-human dose-ranging Phase 1 trials are not suitable for marketing approval. In addition, the Company has added a similar statement regarding the results not being suitable for marketing approval to the risk factor entitled “Initial success in the completed and ongoing early-stage clinical trials may not be indicative of results obtained when these trials are completed or in later stage trials” on page 18 of the Registration Statement. The Company respectfully submits that the assessment of disease control rates in the two referenced Phase 1 and Phase 1b clinical trials of Acelarin is a critical component of any current evaluation of the potential anti-cancer activity of Acelarin, of the Company’s decision to pursue development of Acelarin and of the Company’s planned development strategy of Acelarin. Furthermore, the Company believes that if the disclosure in the “Summary” section remains silent as to the efficacy observed in these trials, then the reader may incorrectly conclude that this product candidate has not demonstrated any clinical activity to date. As a result, the Company believes that disclosure in the “Summary” section of the qualitative nature of the disease control rates to potential investors is necessary for investors to have a full understanding of Acelarin, its current stage of development and the risks surrounding its development. The Company also acknowledges the need to provide proper context in the “Summary” for such information and the Company respectfully submits that the additional statement regarding such results not being suitable for market approval, added to both the “Summary” section and the relevant risk factor, provide appropriate context to the reader.

Business, page 84

Comment 2: We note your response to prior comment 10 and the amended disclosure that “in vitro cytotoxic activity of NUC-7738 had more than 50 times greater anti-cancer activity than cordycepin.” Please put this selected information into its full and proper context by providing the specific details and parameters of the study from which this data was drawn, including clinical endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized, statistical significance, etc. Without this contextual information, it may be difficult for the reader to draw an accurate and balanced assessment of these favorable results. If you cannot provide this information, please delete the reference.

2

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 1, 2017

Response 2:

In response to the Staff’s comment, the Company has revised page 113 of the Registration Statement to provide additional detail and context surrounding its preclinical studies of NUC-7738. To date, NUC-7738 has not yet been studied clinically. As a result, details of clinical endpoints, duration of treatment, comparison against placebo or standard treatment, metrics utilized and statistical significance cannot be provided.

Notes to the Consolidated Financial Statements

2. Significant Accounting Policies

Intangible Assets, page F-10

Comment 3: Please address the following regarding your response to prior comment 15:

•

Tell us how you considered the impact of the relevant inherent uncertainties including regulatory approval, commercialization, pricing, and competition as they affect your ability to reliably determine a pattern of future economic consumption, such that a pattern other than straight-line is appropriate pursuant to paragraph 97 of IAS 38.

•

You state in your response to comment 15 that reverse sum of the years digits reflects the increasing consumption of the economic benefit of the patent as the product candidate approaches expiry. However, you appear to have only considered the commercial value of potential product revenue from the products the patents support, which is contingent upon a significant number of factors culminating in regulatory approval and significant market usage at favorable pricing. Tell how you considered the rebuttable presumption in paragraph 98A of IAS 38 that an amortization method that is based on the revenue generated by an activity that includes the use of an intangible asset is inappropriate. As part of your consideration, specifically address how you considered the early development stage of your product candidates, including the uncertainty of regulatory approval which would be required for any future product revenue.

•

To the extent you are able to overcome the rebuttable presumption noted above, tell us how your amortization method reflects a similar inherent economic value to the patents during the development period, such as allowing for the research and development of candidates subject to the patent and/or keeping other entities from commercializing products with similar underlying technologies. Clearly explain how you weighted this current economic value against the probabilities of future commercialization in determining your amortization methodology.

Response 3:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 1, 2017

In response to the Staff’s comment and further to the teleconference conversation on August 22, 2017 among Keira Nakada and Kenneth Vaughn of the Staff, Hugh Griffith and Don Munoz of the Company, representatives of Mintz Levin, and representatives of Ernst & Young LLP, please see below a supplemental response to the points raised by the Staff. In addition, as noted below, the Company has revised its description of its accounting policy with respect to the amortization of intangible assets in the footnotes to its audited financial statements for the year ended December 31, 2016 on page F-20 to reflect the fact that the Company continually assesses the appropriate method to apply for purposes of amortization of patents.

•

The Company respectfully submits that, since its inception, its approach has always been to reflect most accurately the reality of its industry and the Company as it relates to the pattern of economic consumption of the Company’s intellectual property. As part of that approach, the Company considered the factors and uncertainties discussed below in determining whether a methodology other than straight-line is appropriate pursuant to paragraph 97 of IAS 38. The value of a patent prior to regulatory approval is based on an assessment of the likelihood that a drug candidate that the patent underlies will survive the development and regulatory process. When selecting the appropriate amortization methodology for the Company’s patents, the Company examines each individual patent on a case-by-case basis, including the stage of development of the lead compound that the patent underlies and the risks associated with that compound’s specific development and regulatory path. The patents related to the Company’s two lead product candidates, Acelarin and NUC-3373, represent 84% of the value of all its patents. These two lead compounds are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two existing widely used chemotherapy agents.

As part of the Company’s assessment of the likelihood that these two product candidates will survive the development and regulatory process, the Company considered the fact that (i) both candidates are derived from existing widely used chemotherapy agents and (ii) the Company’s ProTide technology used to transform these widely used agents into the two product candidates is based on medicinal chemistry that preceded and helped lead to the development of several FDA-approved anti-viral drugs containing nucleotide analogs. These anti-viral drugs marketed by Gilead Sciences, Inc., a public U.S. biopharmaceutical company, include: sofosbuvir, or Sovaldi®, which is also a key component of Harvoni®; and tenofovir alafenamide fumarate, or TAF, which is a key component of Genvoya®, Descovy® and Odefsey®. As a result, the Company assessed that the likelihood of successfully completing its development programs for its two lead product candidates was greater than would be the case for a standard investigational compound in the biopharmaceutical industry. More specifically, according to a June 2016 report from BIO (Biotechnology Innovation Organization), a leading industry organization, during the period from 2006 to 2015, Phase 3 clinical trials have had a 58% chance of reaching an NDA filing and the overwhelming majority of those (greater than 85%) have achieved regulatory approval. For the reasons set forth above the Company believes its two lead

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 1, 2017

product candidates have a higher likelihood of success in Phase 3 than the probabilities reported by BIO, and this higher probability of regulatory approval results in a higher probability of future economic consumption.

With respect to future commercialization, pricing and competition, the Company’s product candidates each have novel modes of action which differ significantly from the conventional cancer treatments that the Company believes they have the potential to replace. As a result, the Company does not expect that these product candidates will face direct competition from substantially similar compounds in the near or medium term. These product candidates also address a range of cancers that occur with reasonable frequency in the population, which the Company believes will permit faster consumption if and when regulatory approval is received. The Company has adopted an intellectual property strategy that is designed to take account of possible challenges and competition in order to maximize to the greatest extent possible the period of patent exclusivity following regulatory approval.

•

Paragraph 98 of IAS 38 requires that the amortization methodology used be selected on the basis of the expected pattern of consumption of the expected future economic benefits embodied in the asset. The Company’s current method reflects a lower pattern of consumption in the earlier part of the asset’s useful life, which is consistent with the pattern observed by the Company in its industry. Following regulatory approval of a drug, it is frequently the case that demand for the drug rises over a period of time up to a stable level that will vary based on the patient needs addressed by the drug. This pattern of demand thus results in an increase in demand, starting from no demand as of the point of regulatory approval and increasing up to the point at which the market is fully supplied with the drug and there remains no significant competition. Prior to regulatory approval, the patent has some value as an intangible asset which can be licensed or assigned on account of its potential future value, but it is not capable of generating drug revenue and therefore, the consumption of the patent is very low.

A relevant real-world example of a pattern of consumption similar to our amortization methodology can be seen in gemcitabine, the drug from which our first ProTide, Acelarin, is derived. Gemcitabine, sold under the brand name Gemzar® by Eli Lilly, was patented in 1983 and was approved for medical use in 1995. Since its first regulatory approval in one indication in 1995, Gemzar® saw a steady increase in its economic consumption as it was adopted and received approvals in three additional indications. Its peak year of economic consumption was in 2008 and in 2010 its main patent expired. Given this pattern of economic consumption, the Company does not believe that a straight-line method is an appropriate method of amortization for our existing patents as this method does not reflect the fact that the patent is significantly more valuable towards the latter period of its life and that therefore amortization should be higher towards the latter period of its life.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 1, 2017

•

As noted above, the Company determines the appropriate amortization methodology on a case-by-case basis, examining each patent individually, and it continually assesses the most appropriate amortization method to apply to new patents. While the Company believes the amortization methodology we have used to date is appropriate, the Company acknowledges that not all patents will underlie product candidates with the development and regulatory profile of our current lead product candidates. For example, for more novel compounds where the Company possesses less information on the parent compound, the risks associated with the development and regulatory pathway would be higher and the likelihood of ultimate regulatory approval would be lower. In these circumstances, the Company would apply the straight-line method.

•

While the Company believes the amortization methodology it has used for its current patents is appropriate, the Company also respectfully advises the Staff that the difference between adopting a straight-line method of accounting for patent amortization versus the reverse-sum-of-the-years-digits method would result in a de minimis difference in the financial statements of the Company. Specifically, had the Company adopted the straight-line method from its inception for all of its patents, the cumulative impact over the six years to December 31, 2016 on the statement of operations would have been a higher amortization charge of approximately £22,582. As a result, the impact of the difference in approaches on the Company’s financial statements for the periods presented in the Registration Statement or in comparison to the Company’s overall research and development expense of £7.9 million and £5.7 million for the years ended December 31, 2016 and 2015, respectively, is also de minimis. The Company respectfully submits that it believes that such a small difference, in and of itself, is not material to the Company’s disclosure or to a potential investor in the proposed offering. However, the Company does recognize the importance of clearly disclosing its policy with respect to amortization of intangible assets and has accordingly made the revisions noted above on page F-20 of the Registration Statement.

The Company respectfully submits, for the reasons set forth above, that the Company’s amortization methodology with respect to its existing patents is appropriate and that its revised description of its policy with respect to amortization of intangible assets on page F-20 of the Registration Statement adequately describes that policy and notes that the Company may determine to use straight-line amortization with respect to certain future patents.

*    *    *    *    *

We hope that the above responses and the related revisions reflected in the Registration Statement will be acceptable to the Staff. Please do not hesitate to call me, William C. Hicks, William T. Whelan or Adam Davey of this firm at (617) 542-6000 with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

September 1, 2017

Sincerely,

/s/ John T. Rudy

John T. Rudy

cc:	Securities and Exchange Commission

Keira Nakada

Kenneth Vaughn

Jeffrey Gabor

Mary Beth Breslin

NuCana BioMed Limited

Hugh S. Griffith

Donald Munoz

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

William C. Hicks

William T. Whelan

Adam Davey

Cooley LLP

Divakar Gupta

Brent B. Siler

Courtney T. Thorne